UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                              SBS Interactive, Co.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   78401R 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Todd Gotlieb
                                247 Lesmill Road
                            Toronto, Ontario, M3B 2V1
                                     Canada
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  June 29, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78401R 10 1
------- -----------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Todd Gotlieb
------- -----------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[ ]
        (SEE INSTRUCTIONS)                                              (b)[ ]
------- -----------------------------------------------------------------------
  3     SEC USE ONLY

------- -----------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        Not Applicable
------- -----------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                              [ ]
------- -----------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        Canada
------- -----------------------------------------------------------------------
                                      7    SOLE VOTING POWER

                                           1,826,365 shares*
                                      -----------------------------------------
                                      8    SHARED VOTING POWER
  NUMBER OF SHARES
    VOTING POWER                           Not applicable
    BENEFICIALLY
   OWNED BY EACH                      -----------------------------------------
     REPORTING                        9    SOLE DISPOSITIVE POWER
      PERSON
       WITH                                1,826,365 shares*
                                      -----------------------------------------
                                      10   SHARED DISPOSITIVE POWER
                                           Not applicable
-------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON
        1,826,365 shares*
------- -----------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                 [ ]
------- -----------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.6%
------- -----------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
-------------------------------------------------------------------------------
*Includes of 1,008,331 shares of Issuer's common stock and currently exercisable warrants to purchase 818,034 shares of Issuer's common stock.

The following constitutes Amendment No. 3 to the original Report on Schedule 13D of Todd Gotlieb filed September 23, 2004, as amended by Amendment No. 1 filed September 23, 2004 and Amendment No. 2 filed June 3, 2005. The Report on
Schedule 13D of Todd Gotlieb as previously amended is hereby amended and supplemented to include the information set forth herein.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of Schedule 13D is hereby amended by adding the following to the end thereof:

         "On June 29, 2005, Todd Gotlieb transferred to Arthur Cohn 113,636 shares of common stock of the Issuer in consideration for the cancellation of an outstanding personal loan in the amount of $25,000."


ITEM 4.    PURPOSE OF TRANSACTION.

         Item 4 of Schedule 13D is hereby amended by adding the following to the end thereof:

         "On June 29, 2005, Todd Gotlieb transferred to Arthur Cohn 113,636 shares of common stock of the Issuer in consideration for the cancellation of an outstanding personal loan in the amount of $25,000."

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Issuer has 27,527,576 shares outstanding. As of June 29, 2005, Todd Gotlieb beneficially owned 1,826,365 shares of the Issuer's common stock, equaling 6.6% of the Issuer's common stock outstanding. Of such beneficial ownership, 818,034 shares, equaling 3.0% of the Issuer's common stock outstanding, are shares which Todd Gotlieb is entitled to acquire pursuant to currently exercisable warrants.

         (b) Todd Gotlieb has sole power to vote or to direct the vote of, and to dispose of or to direct the disposition of, 1,826,365 shares.

         (c) Since the filing on June 3, 2005 of Amendment No. 2 to his original Report on Schedule 13D, Todd Gotlieb has not effected any transactions in the Issuer's common stock other than the transaction described in Items 3 and 4 hereof.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities discussed in this statement.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 7, 2005


/s/ Todd Gotlieb
--------------------------------
    Todd Gotlieb